5/28

08002952

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Topaz Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 04 2008
THOMSON REUTERS

FILE NO. 82- 01285

FISCAL YEAR 11-30-07

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/2/08

#82-1285

RECEIVED

2008 MAY 28 A 8: 02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

11-30-07
AR/S

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2007 and 2006

BDO Dunwoody LLP
Chartered Accountants

#604 – 750 West Pender Street
Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188
Fax: (604) 689-9773

AUDITORS' REPORT

To the Shareholders,
Pacific Topaz Resources Ltd.

We have audited the consolidated balance sheets of Pacific Topaz Resources Ltd. as at November 30, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
March 25, 2008

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
November 30, 2007 and 2006

ASSETS	2007	2006
Current		
Cash	$ 455	$ 22
GST recoverable	33,907	19,818
Receivables	5,104	5,104
Prepaid expenses	294	317
	39,760	25,261
Equipment – Note 3	996	1,254
Mineral properties – Note 4	30,001	329,789
	$ 70,757	$ 356,304
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 445,150	$ 393,349
Due to related parties – Note 6	38,915	113,920
	484,065	507,269
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	5,168,187	4,843,187
Contributed surplus	576,845	576,845
Deficit	(6,158,340)	(5,570,997)
	(413,308)	(150,965)
	$ 70,757	$ 356,304

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitment – Note 5

APPROVED BY THE DIRECTORS:

"Raymond Roland" Director — *"James Boyce"* Director
Raymond Roland — James Boyce

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended November 30, 2007 and 2006

	2007	2006
General and administrative expenses		
Amortization	$ 258	$ 325
Automobile	1,034	7,560
Bank charges and interest	30,472	7,702
Consulting fees – Note 6	30,000	30,000
Filing fees	8,150	8,402
Investor relations	1,852	9,939
Management fees	30,000	34,000
Office and miscellaneous	9,896	4,384
Professional fees	123,084	101,962
Rent	36,000	36,000
Stock-based compensation – Note 5	-	457,142
Transfer agent fees	4,711	3,685
Travel and promotion	12,098	9,980
Loss before other item	(287,555)	(711,081)
Other expense item:		
Write-down of mineral property – Note 4	(299,788)	-
Net loss for the year	(587,343)	(711,081)
Deficit, beginning of the year	(5,570,997)	(4,859,916)
Deficit, end of the year	$ (6,158,340)	$ (5,570,997)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	37,984,348	36,052,841

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2007 and 2006

	2007	2006
Operating Activities		
Net loss for the year	$ (587,343)	$ (711,081)
Add items not affecting cash:		
Amortization	258	325
Stock-based compensation	-	457,142
Write-down of mineral property	299,788	-
	(287,297)	(253,614)
Changes in non-cash working capital items related to operations:		
GST recoverable	(14,089)	(16,431)
Receivables	-	(5,104)
Prepaid expenses	23	512
Accounts payable	51,801	210,450
Due to related parties	(75,005)	94,181
	(324,567)	29,994
Investing Activity		
Increase in mineral properties	-	(30,000)
Financing Activity		
Issuance of common shares for cash	325,000	-
Increase (decrease) in cash during the year	433	(6)
Cash, beginning of the year	22	28
Cash, end of the year	$ 455	$ 22
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature of Operations and Ability to Continue as a Going Concern

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral properties or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2007, the Company is in the exploration stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company is listed for trading on the TSX Venture Exchange ("TSX-V").

The recoverability of amounts shown for mineral properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $6,158,340 since inception, had a working capital deficiency of $444,305 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

Note 2 Summary of Significant Accounting Policies – (cont'd)

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

For the years ended November 30, 2007 and 2006, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 2,857,143 (2006: 32,176,712) were not included in the computation of loss per share because their effect was anti-dilutive.

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 5. The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

g) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that other than the mineral property impairment in 2007, there has been no impairment of the Company's long-lived assets as at November 30, 2007 and 2006.

h) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At November 30, 2007, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

i) Change in Accounting Policy

On December 1, 2006, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251, "Equity, Section 3855, "Financial Instruments – Recognition and Measurement", Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Note 2 Summary of Significant Accounting Policies – (cont'd)

i) Change in Accounting Policy – (cont'd)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its receivables, accounts payable and accrued liabilities and due to related parties as other financial instruments, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

j) Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

k) Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

Note 2 Summary of Significant Accounting Policies – (cont'd)

k) Future Accounting Changes – (cont'd)

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

l) Accounting Changes

In July 2006, the Accounting Standards Board issued a replacement of The Canadian Institute of Chartered Accountants' Handbook Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Note 3 Equipment

	2007		
	Cost	Accumulated Amortization	Net
Office furniture	$ 2,052	$ 1,106	$ 946
Computer equipment	1,248	1,198	50
	$ 3,300	$ 2,304	$ 996

Note 3 Equipment – (cont'd)

	2006		
	Cost	Accumulated Amortization	Net
Office furniture	$ 2,052	$ 870	$ 1,182
Computer equipment	1,248	1,176	72
	$ 3,299	$ 2,045	$ 1,254

Note 4 Mineral Properties

	Yukon Property	Nugget Queen Claim Group	Total
Acquisition costs	$ -	$ 175,000	$ 175,000
Deferred exploration costs			
Balance, November 30, 2005	-	124,789	124,789
Advance on exploration expenditures	30,000	-	30,000
Balance, November 30, 2006	30,000	299,789	329,789
Deferred exploration costs – field work	30,000	-	30,000
Deduct: previous year advance	(30,000)	-	(30,000)
Mineral property written-down	-	(299,788)	(299,788)
Balance, November 30, 2007	$ 30,000	$ 1	$ 30,001

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia. The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation.

During the year ended November 30, 2007, the Company recognized impairment on the property and wrote off $299,788 in mineral properties costs.

Yukon Property

During the year ended November 30, 2006, the Company advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims. This advance was spent on exploration costs during the year ended November 30, 2007.

Note 5 Share Capital

a) Authorized:

Unlimited (2006: 100,000,000) common shares without par value

b) Issued:

		Shares	Amount
Balance, November 30, 2005 and 2006		36,052,841	$ 4,843,187
For cash:			
Exercise of warrants	- at $0.10	3,250,000	325,000
Balance, November 30, 2007		39,302,841	$ 5,168,187

On May 11, 2007, the Company increased its authorized share capital to an unlimited number of shares.

c) Share Purchase Warrants

	2007		2006	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of the year	28,571,428	$0.10	28,571,428	$0.10
Exercised	(3,250,000)	$0.10	-	$ -
Expired	(25,321,428)	$0.10	-	$ -
Outstanding and exercisable, end of the year	-	-	28,571,428	$0.10

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

Note 5 Share Capital – (cont'd)

d) Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and vest immediately.

A summary of the status of the Company's stock option plan as of November 30, 2007 and November 30, 2006 and changes during the periods then ended is presented below:

	2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	3,605,284	$0.19	748,141	$0.25
Granted	-	-	2,857,143	$0.18
Forfeited	(748,141)	$0.25	-	$ -
Outstanding, end of the year	2,857,143	$0.18	3,605,284	$0.19

At November 30, 2007, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
2,857,143	$0.18	March 7, 2008

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired and on March 7, 2008, 2,857,143 share purchase options with an exercise price of $0.18 expired.

Note 5 Share Capital – (cont'd)

d) Stock Option Plan – (cont'd)

The fair value of share purchase options granted during the year ended November 30, 2006 was $457,142 and was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	-	3.98%
Dividend yield	-	Nil
Expected stock price volatility	-	117%
Weighted average expected stock option life	-	2 years

e) Escrow

At November 30, 2007, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 6 Related Party Transactions

During the year ended November 30, 2007, the Company incurred consulting fees of $30,000 (2006: $30,000) with a company controlled by the President of the Company. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

As at November 30, 2007, due to related parties of $38,915 (2006: $113,920) are owing to directors of the Company or companies with a common director and are unsecured with no stated interest or repayment terms.

Note 7 Future Income Taxes

A reconciliation between the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006
Loss for the year before recovery of future income tax asset	$ 587,000	$ 711,000
Statutory tax rate	34.12%	34.12%
Expected income tax recovery	$ (200,000)	$ (243,000)
Stock-based compensation	$ -	$ 156,000
Non-deductible penalty on Part XXII.6 tax	-	2,000
Meals and entertainment	1,000	-
Effect of change in tax rate	229,000	-
Change in valuation allowance	(30,000)	85,000
Future income tax recovery	$ -	$ -

The significant components of the Company's net future income tax assets and liabilities are as follows:

	2007	2006
Future income tax assets		
Share issue costs	$ 1,000	$ 3,000
Equipment	1,000	1,000
Mineral properties and related deferred exploration	219,000	185,000
Non-capital losses carried forward	466,000	576,000
	687,000	765,000
Valuation allowance for future income tax assets	(687,000)	(765,000)
Future income tax assets	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

At November 30, 2007, the Company has accumulated Canadian exploration expenditures of approximately $872,000 and non-capital losses of approximately $1,791,000 which are available to reduce taxable income of future years.

Note 7 Future Income Taxes – (cont'd)

The non-capital losses expire as follows:

2008	$ 111,000
2009	162,000
2010	186,000
2011	351,000
2015	322,000
2026	372,000
2027	287,000
	$ 1,791,000

Note 8 Comparative Figures

Certain of the prior years' comparative figures have been reclassified to conform to the presentation adopted in the current year.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

APRIL 3, 2008

For the year ended November 30, 2007, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of April 3, 2008 provides information on the operations of the Company for year ended November 30, 2007 and subsequent to the year-end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2007 and 2006.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended August 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of mineral properties.

Mineral Properties

	Yukon	Nugget Queen	Total
Acquisition costs	$	$ 175,000	$ 175,000
Deferred exploration costs			
Balance, November 30, 2006	30,000	124,789	154,789
Deferred exploration costs – field work	30,000	-	30,000
Deduct: previous year advance	(30,000)	-	(30,000)
	30,000	124,789	154,789
Write-down of mineral property	-	(299,788)	(299,788)
Balance, November 30, 2007	$ 30,000	$ 1	$ 30,001

Mineral Properties – Cont'd

	Yukon	Nugget Queen	Total
Acquisition costs	$	$ 175,000	$ 175,000
Deferred exploration costs			
Balance, November 30, 2005	-	124,789	124,789
Advance on exploration expenditures	30,000	-	30,000
Balance, November 30, 2006	$ 30,000	$ 299,789	$ 329,789

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units.

During the year ended November 30, 2007, the Company recognized impairment on the property and wrote off $299,788 in mineral properties costs.

Yukon Property

During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims. This amount was spent on exploration costs during 2007.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the last three fiscal years ended November 30, 2007, 2006 and 2005:

	Year Ended 30-Nov-07	Year Ended 30-Nov-06	Year Ended 30-Nov-05
	Audited	Audited	Audited
Revenue	$ -	$ -	$ -
Net income (loss)	(587,343)	(711,081)	(447,729)
Basic and diluted earning (loss) per share	(0.01)	(0.02)	(0.01)
Total assets	70,757	356,304	305,612

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION (cont'd)

For the year ended November 30, 2007, the net loss was $587,343 or $0.01 per share compared to the net loss of $711,081 or $0.02 per share (17.40% decrease) for the comparable period in 2006. The decrease of $123,738 in net loss was primarily due to a decrease of $6,526 in automobile expenses, $8,087 in investor relations, $4,000 in management fees, and $457,142 in stock based compensation, which was offset by an increase of $22,770 in bank charges and interest, $5,512 in office and miscellaneous, $21,122 in professional fees, $1,026 in transfer agent fees, $2,118 in travel and promotion, and $299,788 on write-down of mineral properties.

For the year ended November 30, 2006, the net loss was $711,081 or $0.02 per share compared to the net loss of $447,729 or $0.01 per share (58.82% increase) for the comparable period in 2005. The increase of $263,352 in net loss was primarily due to an increase of $7,371 in automobile expenses, $4,000 in management fees, $28,100 in professional fees, $337,439 in stock based compensation, and $16,010 in travel and promotion, which was offset by a decrease of $102,311 in bank charges and interest, $7,978 in filing fees, and $19,150 in property investigation costs.

RESULTS OF OPERATIONS

During the year ended November 30, 2007, the Company incurred automobile expenses of $1,034 (2006: $7,560), bank charges and interest of $30,472 (2006: $7,702), consulting fees of $30,000 (2006: $30,000), filing fees of $8,150 (2006: $8,402), investor relations of $1,852 (2006: $9,939), management fees of $30,000 (2006: $34,000), office and miscellaneous of $9,896 (2006: $4,384), professional fees of $123,084 (2006: $101,962), rent of $36,000 (2006: $36,000), transfer agent fees of $4,711 (2006: $3,685), and travel and promotion of $12,098 (2006: $9,980). The Company also recorded amortization of $258 (2006: $325), stock based compensation of $nil (2006: $457,142), and write-down of mineral properties of $299,788 (2006: $nil).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2007	2007	2007	2007	2006	2006	2006	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(394,605)	(50,641)	(55,048)	(87,049)	(360,880)	(45,214)	(252,644)	(52,343)
Basic/diluted earning (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

FOURTH QUARTER

For the quarter ended November 30, 2007, the net loss was $394,605 or $0.002 per share compared to the net loss of $360,880 or $0.010 per share (9.35% increase) for the comparable period in 2006. The increase of $33,725 in net loss was primarily due to an increase of $8,926 in office and miscellaneous, $1,156 in travel and promotion and $299,788 in write-down of mineral properties, which was offset by a decrease of $2,105 in bank charges and interest, $3,194 in filing fees, $8,087 in investor relations, $4,000 in management fees, $14,933 in professional fees, and $255,942 in stock based compensation.

During the quarter ended November 30, 2007, the Company incurred automobile expenses of $629 (2006: $271), bank charges and interest of $2,172 (2006: $4,277), consulting fees of $7,500 (2006: $7,500), filing fees recovery of $4,565 (2006: $1,371 recovery), investor relations of $1,852 (2006: $9,939), management fees of $7,500 (2006: $11,500), office and miscellaneous of $340 (2006: $8,586 recovery), professional fees of $69,322 (2006: $84,255), rent of $9,000 (2006: $9,000), transfer agent fees of $838 (2006: $745), and travel and promotion of $164 (2006: $992 recovery). The Company also recorded amortization of $65 (2006: $82), stock based compensation of $nil (2006: $255,942), prior year adjustment of $nil (2006: $11,682 recovery), and write off of resource properties of $299,788 (2006: $nil).

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2007, the Company had a working capital deficiency of $444,305 compared to $482,008 as at November 30, 2006. At the same time, the Company held cash on hand of $455 (2006: $22) and liabilities totalled $484,065 (2006: $516,753). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

SHARE CAPITAL

(a) Authorized:

Unlimited common shares, without par value

Issued:

(b)

	30-Nov-07		30-Nov-06	
	Shares	Amount	Shares	Amount
Balance, beginning	36,052,841	$ 4,843,187	36,052,841	$ 4,843,187
For cash:				
- exercise of warrants	3,250,000	325,000	-	-
Balance, ending	39,302,841	$ 5,168,187	36,052,841	$ 4,843,187

On May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

At November 30, 2007, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

(c) Share Purchase Warrants:

At November 30, 2007, nil share purchase warrants were outstanding.

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

(d) Stock Option Plan:

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of November 30, 2007 and 2006 and changes during the periods then ended is presented below:

	2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	3,605,284	$ 0.19	748,141	$ 0.25
Granted	-	-	2,857,143	0.18
Forfeited	(748,141)	0.25	-	-
Outstanding, ending	2,857,143	$ 0.18	3,605,284	$ 0.19

At November 30, 2007, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,857,143	$0.18	March 7, 2008

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

On March 7, 2008, 2,857,143 share purchase options with an exercise price of $0.18 expired unexercised.

RELATED PARTY TRANSACTIONS

During the year ended November 30, 2007, the Company incurred consulting fees of $30,000 (2006: $30,000) with a company controlled by the President of the Company. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

As at November 30, 2007, due to related parties of $38,915 (2006: $113,920) are owing to directors of the Company or companies with a common director and are unsecured with no stated interest or repayment terms.

DISCLOSURE CONTROL AND PROCEDURES

The Company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

DISCLOSURE CONTROL AND PROCEDURES (cont'd)

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements. The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

The Company believes an open and effective line of communication exists among the board. The Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of November 30, 2007 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended November 30, 2007. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of consultants. to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of mineral properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

END